Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2017	2016
Earnings:
Income before income taxes	$3,485	$3,058
Add:
Interest and other fixed charges, excluding capitalized interest	21	28
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	94	95
Distributed income of investees accounted for under the equity method	5	4
Amortization of capitalized interest	2	2
Less:
Equity in earnings of investments accounted for under the equity method	15	4
Total earnings available for fixed charges	$3,592	$3,183
Fixed charges:
Interest and fixed charges	$33	$41
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	94	95
Total fixed charges	$127	$136
Ratio of earnings to fixed charges	28.28x	23.40x

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